Exhibit 99.1

JOINT NEWS RELEASE

LEADING INDEPENDENT ADVISORY FIRMS ISS AND GLASS LEWIS SUPPORT PLAN OF
ARRANGEMENT BETWEEN RIO ALTO AND SULLIDEN

July 17, 2014

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) and Sulliden Gold Corporation Ltd. (“Sulliden”) (TSX & BVL: SUE, OTCQX: SDDDF) are pleased to announce that both Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), two leading independent proxy advisory firms, have recommended that shareholders of Rio Alto and shareholders of Sulliden support the proposed plan of arrangement (the “Arrangement”) between the two companies at their special meetings scheduled for July 30, 2014.

While endorsing the Arrangement, ISS noted that a vote for the Arrangement is warranted based on the “reasonable strategic rational and favorable market reaction”. Glass Lewis called the transaction “compelling for Rio Alto investors and for Sulliden investors.” In coming to that conclusion, Glass Lewis commented on the strategic rationale for the transaction, and in particular, that the primary mineral properties of Rio Alto and Sulliden, being only 30 kilometers apart, offers “clear regional familiarity” and “leaves clear opportunities for cost synergies going forward”. Glass Lewis also noted that the combined market capitalization of the two companies “should improve liquidity and market visibility, potentially improving the merged entity’s access to capital as it seeks to further develop Sulliden’s existing Shahuindo Project and other more speculative, as-yet-undeveloped portions of each firm’s property portfolio”. In addition, both ISS and Glass Lewis have recommended to Sulliden shareholders that they vote for the continuance of Sulliden from Quebec to Ontario. As noted by Glass Lewis, the differences between the Ontario and Quebec jurisdictions are primarily technical in nature and will not alter the rights of Sulliden shareholders.

All Rio Alto and Sulliden shareholders are encouraged to read their respective information circulars with respect to the Arrangement, which were mailed to Rio Alto and Sulliden shareholders of record as of June 26, 2014 and are available on SEDAR at www.sedar.com. The information circulars provided by both Rio Alto and Sulliden contain a detailed description of the Arrangement and a description of Rio Alto after giving effect to the Arrangement. The Boards of Directors of both Rio Alto and Sulliden have each unanimously recommended that their shareholders vote in favour of the resolutions with respect to the Arrangement.

Rio Alto shareholders are reminded to vote before the proxy cut-off of 4:30 p.m. (Toronto time) on July 28, 2014.

Sulliden shareholders are reminded to vote before the proxy cut-off of 11:00 a.m. (Toronto time) on July 28, 2014.

Kingsdale Shareholder Services Inc. (“Kingsdale”) has been retained by Rio Alto and Sulliden as the information agent and proxy solicitor in connection with the Arrangement. Shareholders with questions can contact Kingsdale at 1-866-229-8214 toll free in North America, collect at 416-867-2272 outside of North America, or email at contactus@kingsdaleshareholder.com.

ISS is the world’s leading provider of corporate governance solutions to the global financial community. More than 1,700 institutional clients rely on the expertise of ISS to help them make more informed investment decisions on behalf of their shareholders.

Glass Lewis is a leading independent governance analysis and proxy voting firm, serving more than 900 institutional investors globally. Glass Lewis’ research focuses on the long-term financial impact of investment and proxy vote decisions and assists institutional investors in making sound decisions by uncovering and assessing governance, business, legal, political and accounting risks.

*Permission to quote from ISS and Glass Lewis’ report was neither sought nor obtained.

About Rio Alto Mining Limited

Rio Alto Mining Limited is a Canadian based resource company focused on the development of the 21,000 ha La Arena gold / copper project located in north central Peru, the most prolific gold mining district in the country that is home to a number of world-class gold mines. La Arena contains total measured and indicated resources of 5.2 million ounces gold comprised of 1.3 million gold ounces in the oxide resource (100.2 million tonnes at 0.41 g/t gold) and 3.8 million gold ounces in the sulphide resource (561.7 million tonnes at 0.21 g/t gold) and 3.7 billion pounds copper (561.7 million tonnes at 0.3% copper). First gold production at La Arena occurred on May 6, 2011 and 214,742 ounces of gold were poured in 2013. Rio Alto is also in the business of acquiring, exploring, and developing gold resources and advanced stage exploration projects in Peru and Latin America. Rio Alto has assembled a highly experienced team with a proven history of developing, financing, and operating mining projects in Latin America. With a focused strategy of mine production and development and an exploration strategy to discover additional mineral resources, Rio Alto is strongly positioned to generate significant value for its shareholders. To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

About Sulliden Gold Corporation Ltd.

Sulliden is a mineral exploration and development company focused on advancing its flagship Shahuindo project to production. Currently in its permitting phase, this low-cost heap leach gold and silver project is located in a prolific gold-producing district in northern Peru and has recently received its EIA (environmental permit) approval. A September 2012 Feasibility Study (based on $1,415 Gold and $27 Silver) on the foundation phase of the project estimates an initial CAPEX of $131.8 million that will support an annual mining rate of 3.65 million tonnes producing approximately 90,000 of gold equivalent ounces for 10.4 years at cash operating costs of $552/oz. This initial mine scenario features a pre-tax IRR of 52.2% and post-tax IRR of 37.8%. The technical study considers only approximately 40% of the defined measured and indicated gold oxide mineral resource. Additional mineral resource growth is anticipated from a number of highly prospective exploration targets on the property that remain largely unexplored. Sulliden is led by a proven management team with hands-on experience developing and operating mines in Latin America. To learn more about Sulliden, please visit: www.sulliden.com or Sulliden’s SEDAR profile at www.sedar.com.

Qualified Persons

Mr. Enrique Garay, MSc. P. Geo (AIG Member), Vice President Geology of Rio Alto, is a Qualified Person as defined under National Instrument 43-101 (“NI 43-101”). All of the scientific and technical disclosure contained in this news release regarding the La Arena gold oxide mine and adjoining sulphide copper-gold deposit was reviewed and approved by Mr. Garay. For additional information regarding the La Arena gold mine, including key parameters, assumptions and risks associated with its mineral resource and reserve estimates, see Rio Alto’s Annual Information Form dated March 28, 2014 and Rio Alto’s independent technical report entitled “La Arena Project, Peru” dated effective December 31, 2013, copies of which documents are available on SEDAR under Rio Alto’s SEDAR profile at www.sedar.com.

Mr. Stéphane Amireault, MScA, P. Eng, Vice President, Exploration of Sulliden and Mr. Joseph Milbourne, Vice President, Technical Services of Sulliden are both qualified persons as defined by NI 43-101. All of the scientific and technical disclosure contained in this news release regarding the Shahuindo gold project was reviewed and approved by Messrs. Amireault and Milbourne. For additional information regarding the Shahuindo gold project, including key parameters, assumptions and risks associated with its mineral resource and reserve estimates, see Sulliden’s Annual Information Form dated July 25, 2013 and Sulliden’s independent technical report entitled “Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru” dated effective September 26, 2012 (the “Sulliden Technical Report”), copies of which documents are available on SEDAR under Sulliden’s SEDAR profile at www.sedar.com.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD OF	ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED	SULLIDEN GOLD CORPORATION LTD.

Alex Black	Peter Tagliamonte
President, CEO and Director	Chairman & CEO

FOR FURTHER INFORMATION, CONTACT:	FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO	Toronto, Canada
Phone: +511 625 9900	65 Queen Street West, Suite 800
Fax: 866.393.4493	Toronto, Ontario M2H 2M5
Email: alexb@rioaltomining.com	Phone: 416.861.5805
Web: www.rioaltomining.com	Email: info@sulliden.com

Alejandra Gomez, Investor Relations	Lima, Peru
Phone: 604.628.1401	Calle San Martin 845, oficina 201
Fax: 866.393.4493	Miraflores – Lima 18
Email: alejandrag@rioaltomining.com	Phone: 511.651.2500
Email: comunicaciones@sulliden.com.pe